St. Jude Resources Ltd.
#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02 NOV 12 AM 8:25

SUPPL

02055931

October 28, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #126 which was disseminated on today's date. It would appear that you may not have received our last News Release in September (#125), so we have also enclosed a copy of same for your records.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 11/15

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

NEWS RELEASE

" St. Jude Resumes Drilling "

Vancouver, October 28 2002, St. Jude Resources Ltd. (SJD: TSX.V) is pleased to announce that the company's fall drill program is commencing this week. The purpose of this drill program is to trace the strike and down dip extension of the zones of higher grade mineralization at the Subriso and Hwini-Butre deposits on the company's two Ghanaian projects. Particular attention will be given to the more recently discovered Subriso Central zone, which has returned exceptionally high grades over excellent widths, including 12 meters of 78.71 g/t au, as previously announced.

St. Jude has completed over 16,000 meters of trenching and over 35,000 meters of drilling on these two adjacent concessions. At the southern targets on the Hwini-Butre concession, an independent consulting firm has calculated a preliminary resource of 936,000 ounces of gold (indicated 562,000 - inferred 374,000). Approximately 25 km to the north at the Subriso deposits, the company has completed over 100 drill holes, which have consistently intersected significant gold grades across excellent mining widths. It is anticipated that this drill program will assist the company in establishing the magnitude of the gold resource at the northern concession. Furthermore, as the drill program progresses, the company plans to continue exploration at several advanced targets along the 35 km gold trend within its two concessions. These include the Amantin, Abada, Breminsu and Seikrom prospects.

St. Jude's highly experienced exploration team is one of the most successful mineral exploration teams in Ghana, having discovered numerous gold deposits, which have been mined by Golden Star, Ashanti Goldfields, Gold Fields of South Africa, and Resolute Mining of Australia.

The company is committed to the development of our two advanced gold projects and to the acquisition and exploration of other high quality gold projects in West Africa. For more information on St. Jude and its projects, interested parties are invited to visit the company's website at www.stjudegold.com.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566